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Filed by Golden Oval Eggs, LLC pursuant
To Rule 425 Under the Securities Act of 1933
Subject Company: Golden Oval Eggs, LLC
Commission File No.: 333-112533

[GOLDEN OVAL EGGS LETTERHEAD]

NOTICE
OF INFORMATIONAL MEETING
Regarding Proposed Conversion to an LLC

August 13, 2004

Dear Golden Oval Eggs Shareholder:

We have now completed the SEC registration process for our proposed conversion to a Limited Liability Company (LLC). We will be holding a Special Meeting of Members on August 31, 2004 at our Renville offices to vote upon the proposal. Under separate cover, you will be receiving an "Information Statement—Prospectus" containing detailed information regarding the conversion and the formal Special Meeting notice, along with ballot materials that may be returned prior to or at the Special Meeting.

You may recall that, in April, we held a number of informational meetings in order to help members understand the proposed conversion and its expected impact on Golden Oval and our members. We have now scheduled a final informational meeting the week prior to the conversion vote in order to provide members with the latest information regarding the proposed conversion and its expected impact. If desired, members will also be able to return the ballot materials (again, these are being sent under separate cover) at the informational meeting. We strongly recommend your attendance at the following meeting:

Thursday, August 26	Best Western Hotel and Restaurant 1111 Range Street North Mankato, Minnesota	1:30 PM

If you have questions, please call us at 888.744.8182. We look forward to seeing you at the informational meeting!

Sincerely,

Dana Persson	Marvin Breitkreutz
President & CEO	Chairman, Board of Directors

Golden Oval Eggs, LLC (the "LLC"), a wholly owned subsidiary of Midwest Investors of Renville, Inc. d.b.a. "Golden Oval Eggs" (the "Cooperative") has filed a registration statement on Form S-4 (File No. 333-112533) with the Securities and Exchange Commission (the "SEC") in order to allow for the occurrence of the possible conversion described above. A joint disclosure statement—prospectus will be distributed for free to the Cooperative's members. Members of the Cooperative are urged to read the joint disclosure statement—prospectus because it contains important information about the Cooperative and the LLC, the conversion and related matters. Members will also be able to obtain a free copy of the joint disclosure statement—prospectus at the SEC's web site (www.sec.gov).

This communication contains forward-looking statements that involve future events, our future performance and our expected future operations and actions. In some cases you can identify forward-looking statements by the use of words such as "may," "will," "should," "anticipate," "believe," "expect," "plan," "future," "intend," "could," "estimate," "predict," "hope," "potential," "continue," or the negative of these terms or other similar expressions. These forward-looking statements are only our predictions and involve numerous assumptions, risks and uncertainties. Our actual results or actions could and likely will differ materially from these forward-looking statements for many reasons and, possibly, due to events that are beyond our control. We are not under any duty to update the forward-looking statements contained in this communication. We cannot guarantee future results, levels of activity, performance or achievements. We caution you not to put undue reliance on any forward-looking statements, which speak only as of the date of this communication.

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NOTICE OF INFORMATIONAL MEETING Regarding Proposed Conversion to an LLC